UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

SONUS NETWORKS, INC.
(Name of Issuer)

Shares of Common Shares, par value $0.001 per share
(Title of Class of Securities)

835916107
(CUSIP Number)

Rob Vickers
P.O. Box 506625
Dubai, United Arab Emirates
+971-4317-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.

835916107

1.	Names of Reporting Persons Galahad Securities Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.76%* 1
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 275,483,669 Common Shares outstanding as of August 27, 2013, calculated by reducing the number of Common Shares previously outstanding as of July 18, 2013 (as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013) by the number of shares the Reporting Persons have sold back to the Issuer, which repurchased shares have ceased to be outstanding.

1  As described below in Item 5, the Issuer disclosed that it agreed to repurchase approximately 3.1 million shares from Empire Capital Management, L.L.C. (the "Empire Transaction").  When the Empire Transaction is effectuated and the Common Shares repurchased thereunder cease to be outstanding, it will result in the Reporting Person being the beneficial owner of approximately 22.01% of the Common Shares then outstanding.

CUSIP No.

835916107

1.	Names of Reporting Persons Legatum Capital Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.76%* 2
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 275,483,669 Common Shares outstanding as of August 27, 2013, calculated by reducing the number of Common Shares previously outstanding as of July 18, 2013 (as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013) by the number of shares the Reporting Persons have sold back to the Issuer, which repurchased shares have ceased to be outstanding.

2  As described below in Item 5, the Issuer disclosed that it agreed to repurchase approximately 3.1 million shares from Empire Capital Management, L.L.C. (the "Empire Transaction").  When the Empire Transaction is effectuated and the Common Shares repurchased thereunder cease to be outstanding, it will result in the Reporting Person being the beneficial owner of approximately 22.01% of the Common Shares then outstanding.

CUSIP No.

835916107

1.	Names of Reporting Persons Legatum Global Holdings Limited I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.76%* 3
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 275,483,669 Common Shares outstanding as of August 27, 2013, calculated by reducing the number of Common Shares previously outstanding as of July 18, 2013 (as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013) by the number of shares the Reporting Persons have sold back to the Issuer, which repurchased shares have ceased to be outstanding.

3  As described below in Item 5, the Issuer disclosed that it agreed to repurchase approximately 3.1 million shares from Empire Capital Management, L.L.C. (the "Empire Transaction").  When the Empire Transaction is effectuated and the Common Shares repurchased thereunder cease to be outstanding, it will result in the Reporting Person being the beneficial owner of approximately 22.01% of the Common Shares then outstanding.

CUSIP No.

835916107

1.
Names of Reporting Persons

Senate Limited, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996

I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -59,942,137-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -59,942,137-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -59,942,137-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.76%* 4
14.	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 275,483,669 Common Shares outstanding as of August 27, 2013, calculated by reducing the number of Common Shares previously outstanding as of July 18, 2013 (as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2013) by the number of shares the Reporting Persons have sold back to the Issuer, which repurchased shares have ceased to be outstanding.

4  As described below in Item 5, the Issuer disclosed that it agreed to repurchase approximately 3.1 million shares from Empire Capital Management, L.L.C. (the "Empire Transaction").  When the Empire Transaction is effectuated and the Common Shares repurchased thereunder cease to be outstanding, it will result in the Reporting Person being the beneficial owner of approximately 22.01% of the Common Shares then outstanding.

EXPLANATORY NOTE

This Amendment No. 12 ("Amendment No. 12") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 6, 2007, Amendment No. 1 filed with the Commission on September 10, 2007, Amendment No. 2 filed with the Commission on December 13, 2007, Amendment No. 3 filed with the Commission on December 26, 2007, Amendment No. 4 filed with the Commission on April 21, 2008, Amendment No. 5 filed with the Commission on June 19, 2008, Amendment No. 6 filed with the Commission on June 23, 2008, Amendment No. 7 filed with the Commission on June 30, 2008, Amendment No. 8 filed with the Commission on January 12, 2009, Amendment No. 9 filed with the Commission on May 15, 2009 and Amendment No. 10 filed with the Commission on January 15, 2010 by Galahad Securities Limited ("Galahad"), Legatum Capital Limited ("LCL"), Legatum Global Holdings Limited ("LGHL"), Legatum Global Investment Limited ("LGIL") and Senate Limited ("Senate"), acting on behalf of that certain trust formed under the laws of The Cayman Islands as of July 1, 1996, and Amendment No. 11 filed with the Commission on August 23, 2013 by Galahad, LCL, LGHL and Senate (collectively, the "Schedule 13D").  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

As disclosed in Amendment No. 11 to Schedule 13D, filed with the Commission on August 23, 2013, the Reporting Persons entered into a Purchase Agreement to sell 7,352,942 Common Shares to the Issuer.  This repurchase was effectuated on August 27, 2013 and the Reporting Persons are now the beneficial owners of 59,942,137 Common Shares, or 22.01% of the Common Shares outstanding after giving effect to the Empire Transaction (as defined below).

On August 26, 2013, the Issuer issued a press release stating that "as part of the Company’s previously announced stock buyback program, it has agreed to repurchase approximately 3.1 million shares of the Company’s common stock in a privately negotiated transaction with Empire Capital Management, L.L.C." (such repurchase being referred to herein as the "Empire Transaction").  After giving effect to the fact that such shares repurchased in the Empire Transaction will cease to be outstanding, the Issuer would have approximately 272,383,669 Common Shares outstanding.5

5  This calculation assumes that 3,100,000 Common Shares are to be repurchased by the Issuer in the Empire Transaction, although the exact number of shares to be repurchased in the Empire Transaction has not been disclosed.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 28, 2013

GALAHAD SECURITIES LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM CAPITAL LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

LEGATUM GLOBAL HOLDINGS LIMITED

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director

SENATE LIMITED, acting on behalf of that certain trust formed under the laws of The Cayman Islands as of 1 July 1996

By:	/s/ Mark A. Stoleson
Mark A. Stoleson
Director